SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           PACIFICHEALTH LABORATORIES, INC.
         -------------------------------------------------------------
                                    (Name of Issuer)

                           Common Stock, $.0025 Par Value
         -------------------------------------------------------------
                           (Title of Class of Securities)

                                    695113 10 0
         -------------------------------------------------------------
                                    (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on the file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 amends and supplements the Statement on Schedule 13G electronically filed with the Securities and Exchange Commission (the "Commission") on June 27, 2001 with respect of the ownership of securities of PacificHealth Laboratories, Inc. (the "Initial Statement").

The undersigned hereby amends and supplements Items 1(b), 2(b) and 5 of the Initial Statement with the following information (capitalized terms used herein without definition shall have the same meaning as set forth in the Initial Statement).






(Continued on following page(s))

CUSIP NO. 695113 10 0                       13G

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         GlaxoSmithKline plc

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


(a)     [    ]
(b)     [    ]

3        SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

                                    5       SOLE VOTING POWER
  NUMBER OF                                          541,711
     SHARES
BENEFICIALLY                        6       SHARED VOTING POWER
  OWNED BY
       EACH
   REPORTING                        7       SOLE DISPOSITIVE POWER
     PERSON                                          541,711
      WITH
8 SHARED DISPOSITIVE POWER

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         541,711

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.72%

12       TYPE OF REPORTING PERSON*
CO


*SEE INSTRUCTION BEFORE FILLING OUT!
CUSIP NO. 695113 10 0                       13G


Item 1.           (a)      Name of Issuer:


                  (b)      Address of Issuer's Principal Executive Offices:

                           100 Matawan Road, Suite 420
                           Matawan, New Jersey  07747


Item 2.           (a)      Names of Person Filing:

                           GlaxoSmithKline plc

                  (b)      Address of Principal Business Office:

                           980 Great West Road
                           Brentford
                           Middlesex
                           TW8 9GS

                  (c)      Citizenship:


                  (d)      Title of Class of Securities:


                  (e)      CUSIP Number:


Item 3.           Not Applicable.


Item 4.           Ownership.

                  The information in items 1 and 5 through 11 on the cover pages (page 2) on Schedule 13G amendment No. 1 is hereby incorporated by reference.


Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                  Shares previously in the name of Glaxo Wellcome International B.V. have been transferred Glaxo Group Limited, a wholly-owned subsidiary of Reporting Person

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:


Item 7. Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company:


Item 8.           Identification and Classification of Members of the Group:


Item 9.           Notice of Dissolution of Group:


Item 10.        Certification:

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                Signature:

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            GLAXOSMITHKLINE PLC


                                    By:     /s/
                                            S.M. Bicknell
                                            Company Secretary

Dated:  February 13, 2004